

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2019

<u>Via E-mail</u>
Michael S. Bishop
Executive Vice President, Chief Financial Officer and Treasurer
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, Connecticut 06810

     Re: FuelCell Energy, Inc.
             Form 8-K Filed June 12, 2019
             Exhibit No. 10.2
             File No. 001-14204

Dear Mr. Bishop:

     We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                 Sincerely,

                                 Division of Corporation Finance